Exhibit 99.1

 [GRAPHIC OMITTED][GRAPHIC OMITTED]

CERAGON NETWORKS(TM)

FOR IMMEDIATE RELEASE
---------------------


       CERAGON NETWORKS(TM) REPORTS SECOND QUARTER 2002 FINANCIAL RESULTS

         TEL AVIV, ISRAEL, JULY 25, 2002 - Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the second quarter of 2002, which ended June 30, 2002. Revenues for the second quarter of 2002 were $4.0 million, as compared to $3.3 million for the first quarter of 2002, an increase of over 20%.

         Pro-forma gross profit (*) for the second quarter was $1.2 million, or 29% of revenues, up from a pro-forma gross profit of $0.8 million, or 24.6% of revenues, in the first quarter of 2002. Pro-forma net loss for the second quarter of 2002 was $(3.0) million, or $(0.14) pro-forma net loss per ordinary share, as compared to $(3.4) million, or $(0.15) pro-forma net loss per ordinary share, for the first quarter of 2002. The company ended the second quarter of 2002 with $48.0 million in cash and liquid investments. For an explanation of pro-forma results see the notes at * below.

         "This past quarters' results show consistent improvement, and our visibility has increased," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "As the market fluctuates, our strategy at Ceragon remains steady - to lay a solid foundation for long-term company growth by focusing on cellular carriers, geographic diversity and product innovation."

         Ceragon recently announced a new multi-year contract with Cellcom, a cellular carrier and BellSouth affiliate. Cellcom is currently commercially deploying Ceragon's FibeAir(TM) wireless ring solutions across its cellular network. Furthermore, Ceragon continues to expand its existing customer relationships, receiving repeat orders from cellular carriers and incumbent service providers. During the past quarter, Ceragon sustained its focus on geographic diversity and expanded within the Eastern European and Asia Pacific regions. Ceragon strengthened its relationships with carriers in Europe, the Middle East, and Africa, who, collectively, generated the majority of revenues.

         A conference call discussing Ceragon's results for the second quarter of 2002 will take place today, July 25, 2002, at 11:00 a.m. (EDT). Details can be found on Ceragon's website at www.ceragon.com. A replay of the call will be accessible approximately two hours later on Ceragon's website. The replay will be available through July 29, 2002.

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CERAGON REPORTS SECOND QUARTER 2002 RESULTS - 2

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the three months ended June 30, 2001 exclude one-time charges of $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the six months ended June 30, 2001 exclude one-time charges of $11.0 million for an inventory write-down presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.

ABOUT CERAGON NETWORKS
----------------------
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables the rapid and cost-effective deployment of high-capacity network connectivity. Ceragon's FibeAir(TM) product family was uniquely designed for cellular operators, enterprises and communications service providers to progressively build networks to meet the growing demand for value-added broadband services. The modular FibeAir system operates across multiple frequencies from 7 to 38 GHz and supports integrated high-capacity services over IP, SONET/SDH and ATM networks. Ceragon's equipment complies with North American and international standards and is installed with over 100 customers in more than 35 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Recently, Ceragon announced another industry first - a high capacity fixed wireless system with a built-in SONET/SDH add-drop multiplexer (ADM). More information is available at www.ceragon.com.

Ceragon Networks(TM), Ceragon(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

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CERAGON REPORTS SECOND QUARTER 2002 RESULTS - 3

                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (U.S. dollars in thousands, except share and per share data)
                                                             PRO-FORMA(*)

                                               THREE MONTHS ENDED                SIX MONTHS ENDED               YEAR ENDED
                                                    JUNE 30,                         JUNE 30,                  DECEMBER 31,
                                          ------------------------------   ------------------------------
                                              2002             2001            2002             2001               2001
                                          -------------    -------------    ------------    -------------    -----------------
                                                                    UNAUDITED                                    AUDITED
                                          ---------------------------------------------------------------

Revenues                                     $  3,994         $  5,851         $  7,276       $  18,436          $    24,852
Cost of revenues                                2,834            3,979            5,310          11,018               16,451
                                          -------------    -------------    ------------    -------------    -----------------

Gross profit                                    1,160            1,872            1,966           7,418                8,401
                                          -------------    -------------    ------------    -------------    -----------------

Operating expenses:
  Research and development                      2,311            3,212            4,496           7,586               12,967
  Less: participation by the Chief
    Scientist of the Government of
    Israel                                        490              648              846           1,550                2,660
                                          -------------    -------------    ------------    -------------    -----------------
  Research and development, net                 1,821            2,564            3,650           6,036               10,307
  Sales and marketing                           2,312            3,784            4,584           7,702               11,924
  General and administrative                      542            1,013            1,041           1,954                3,138
                                          -------------    -------------    ------------    -------------    -----------------

Total operating expenses                        4,675            7,361            9,275          15,692               25,369
                                          -------------    -------------    ------------    -------------    -----------------

Operating loss                                 (3,515)          (5,489)          (7,309)         (8,274)             (16,968)
Financial income, net                             479              772              867           1,616                2,769
                                          -------------    -------------    ------------    -------------    -----------------

Net loss                                     $  (3,036)      $  (4,717)        $ (6,442)      $  (6,658)        $    (14,199)
                                          =============    =============    ============    =============    =================

Basic and diluted net loss per share        $   (0.14)      $    (0.23)        $  (0.29)     $    (0.32)        $      (0.67)
                                          =============    =============    ============    =============    =================

Weighted average number of shares used
in computing basic and     diluted net
loss per share                             22,350,396       20,867,621       22,289,907      20,762,526           21,099,336
                                          =============    =============    ============    =============    =================

(*) Pro-forma Financial Presentation

 Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, pro-forma results for the three months ended June 30, 2001 exclude one-time charges of $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the six months ended June 30, 2001 exclude one-time charges of $11.0 million for an inventory write-down presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs. The pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.
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
CERAGON REPORTS SECOND QUARTER 2002 RESULTS - 4

                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (U.S. dollars in thousands, except share and per share data)
                                                 THREE MONTHS ENDED                SIX MONTHS ENDED                YEAR ENDED
                                                      JUNE 30,                         JUNE 30,                   DECEMBER 31,
                                            -----------------------------    ------------------------------
                                                2002            2001             2002            2001                 2001
                                            -------------   -------------    -------------   --------------   ---------------------
                                                                      UNAUDITED                                     AUDITED
                                            ---------------------------------------------------------------
Revenues                                       $  3,994        $  5,851         $  7,276       $  18,436        $   24,852
Cost of revenues                                  2,834           3,979            5,310          22,068            45,282
                                            -------------   -------------    -------------   --------------   ---------------------

Gross profit (loss) before non-cash
  stock compensation                              1,160           1,872            1,966          (3,632)          (20,430)
Non-cash stock compensation                          50              94              118             224               400
                                            -------------   -------------    -------------   --------------   ---------------------

Gross profit (loss)                               1,110           1,778            1,848          (3,856)          (20,830)
Operating expenses:
  Research and development, net of
    non-cash stock compensation
    expense of $250, $597, $563,
    $1,338, $2,248                                2,311           3,212            4,496           7,586            12,967
  Less: participation by the Chief
    Scientist of the Government of
    Israel                                          490             648              846           1,550             2,660
                                            -------------   -------------    -------------   --------------   ---------------------
Research and development, net                     1,821           2,564            3,650           6,036            10,307
  Sales and marketing, net of
     non-cash stock
compensation
     expense of $293, $537, $624,                 2,312           3,784            4,584           7,702            11,924
     $1,170, $1,984
  General and administrative, net of
    non-cash stock compensation
    expense of $190, $492, $415,
    $1,055, $1,799                                  542           1,013            1,041           4,586             5,770
Amortization of deferred stock
    compensation                                      733           1,626            1,602           3,563             6,031
Restructuring costs                                   -           4,750                -           4,750             4,750
                                            -------------   -------------    -------------   --------------   ---------------------

Total operating expenses                          5,408          13,737           10,877          26,637            38,782
                                            -------------   -------------    -------------   --------------   ---------------------

Operating loss                                   (4,298)        (11,959)          (9,029)        (30,493)          (59,612)
Financial income, net                               479             772              867           1,616             2,769
                                            -------------   -------------    -------------   --------------   ---------------------

Net loss                                      $  (3,819)      $ (11,187)       $  (8,162)      $ (28,877)      $   (56,843)
                                            =============   =============    =============   ==============   =====================

Basic and diluted net loss per
  share                                       $    (0.17)     $    (0.54)      $    (0.37)       $  (1.39)      $    (2.69)
                                            =============   =============    =============   ==============   =====================
Weighted average number of shares
  used in computing basic and diluted
  net loss per share                          22,350,396      20,867,621       22,289,907      20,762,526       21,099,336
                                            =============   =============    =============   ==============   =====================

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CERAGON REPORTS SECOND QUARTER 2002 RESULTS - 5

                                                      CONSOLIDATED BALANCE SHEETS
                                             (U.S. dollars in thousands, except share data)
                                                                                         JUNE 30,             DECEMBER 31,
                                                                                           2002                   2001
                                                                                     ------------------    -------------------
                                                                                        UNAUDITED                 AUDITED
                                                                                     ------------------
   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                 $  6,375             $   6,421
  Short-term bank deposits                                                                    18,342                26,741
  Corporate bonds                                                                              7,090                19,813
  Trade receivables, net                                                                       2,614                 2,822
  Other accounts receivable and prepaid expenses                                               2,868                 2,143
  Inventories                                                                                  6,656                 7,377
                                                                                     ------------------    -------------------

TOTAL CURRENT ASSETS                                                                          43,945                65,317
                                                                                     ------------------    -------------------
LONG-TERM INVESTMENTS:
  Long-term corporate bonds                                                                    8,441                   746
  Long-term bank deposits                                                                      7,787                     -
  Severance pay funds                                                                          1,050                   930
                                                                                     ------------------    -------------------
TOTAL LONG-TERM INVESTMENTS                                                                   17,278                 1,676
                                                                                     ------------------    -------------------

PROPERTY AND EQUIPMENT, NET                                                                    4,247                 5,093
                                                                                     ------------------    -------------------

TOTAL ASSETS                                                                               $  65,470             $  72,086
                                                                                     ==================    ===================
   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade payables                                                                           $   5,325             $   5,040
  Other accounts payable and accrued expenses                                                  4,327                 4,916
                                                                                     ------------------    -------------------

TOTAL CURRENT LIABILITIES                                                                      9,652                 9,956
                                                                                     ------------------    -------------------

ACCRUED SEVERANCE PAY                                                                          1,608                 1,511
                                                                                     ------------------    -------------------
SHAREHOLDERS' EQUITY:
  Share capital:
  Ordinary shares of NIS 0.01 par value:
    Authorized: 40,000,000 shares
  as of December 31, 2001 and June 30, 2002, respectively; issued and outstanding: 22,165,196 and 22,391,096 as of December 31, 2001
  and June 30, 2002, respectively                                                                 56                    56
  Additional paid-in capital                                                                 169,350               169,355
  Deferred stock compensation                                                                 (3,090)               (4,848)
  Accumulated deficit                                                                       (112,106)             (103,944)
                                                                                     ------------------    -------------------

TOTAL SHAREHOLDERS' EQUITY                                                                    54,210                60,619
                                                                                     ------------------    -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $  65,470            $   72,086
                                                                                     ==================    ===================

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



CERAGON REPORTS SECOND QUARTER 2002 RESULTS - 6


This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.



CONTACTS:
--------
Linda Pitt
GAJ Services Inc.
859-291-1005
lpitt@gajservices.com

Daphna Golden (Investors)
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

                                       ###